Exhibit 2

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 — Fx. 416-979-5893 www.denisonmines.com

PRESS RELEASE

DENISON APPOINTS PETER LONGO AS VICE PRESIDENT

PROJECT DEVELOPMENT

Toronto, ON – November 3, 2014… Denison Mines Corp. (TSX:DML) (NYSE MKT:DNN) (“Denison” or the “Company”) is pleased to announce that Mr. Peter Longo, P.Eng., MBA, PMP, has been appointed Vice President Project Development effective November 3, 2014. Mr. Longo will be based in the Company’s Saskatoon office.

Mr. Longo is a mining engineer and began his career in Sudbury, Ontario at Inco where, as Project and Mine Engineer and Mine Foreman, he was involved in all facets of mine development and operations. Peter moved to Saskatoon, Saskatchewan in 2007 to work with AREVA where he led the mining business unit in the completion of project management and feasibility studies for new mining projects. He was briefly seconded to the Cigar Lake project and was the project manager for the Shea Creek and McClean Underground projects.

Most recently Peter was Vice President Operations for Claude Resources where he led operations and capital projects for two separate mine sites, including one remote fly in/out site. During his time Mr. Longo led the operations to two successive years of record performance in terms of safety, environment and production while significantly reducing capital, operating costs and turnover rates.

At Denison, Peter will be responsible for progressing the Wheeler River project onto the next phase of development and working closely with AREVA on the McClean, Midwest and SABRE projects.

Ron Hochstein, President and C.E.O. of Denison commented that, “We’re very pleased to have Peter join the Denison team. Wheeler River is one of the most important new uranium deposits in the Athabasca Basin and is now at an advanced stage. Peter’s extensive background and experience in project development and operations management will ensure its further successful advancement.”

About Denison

Denison is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia, Mali, Namibia, and Mongolia. Including the high grade Phoenix deposit, located on its 60% owned Wheeler River project, Denison’s exploration project portfolio consists of numerous projects covering over 470,000 hectares in the Eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, plus a 25.17% interest in the Midwest deposit and a 60% interest in the J-Zone deposit on the Waterbury property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia, 100% of the uranium/copper/silver Falea project in Mali, a 90% interest in the Dome project in Namibia, and an 85% interest in the in-situ recovery projects held by the Gurvan Saihan joint venture in Mongolia.

Denison is engaged in mine decommissioning and environmental services through its DES division and is the manager of Uranium Participation Corporation, a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

Ron Hochstein	(416) 979 – 1991 ext 232
President and Chief Executive Officer

Sophia Shane	(604) 689 - 7842
Investor Relations

Cautionary Statements

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the likelihood of completing and benefits to be derived from corporate transactions; the estimates of Denison’s mineral reserves and mineral resources; expectations regarding the toll milling of Cigar Lake ores; capital expenditure programs, estimated exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium (“U3O8”); possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; expectations regarding adding to its mineral reserves and resources through acquisitions and exploration; and receipt of regulatory approvals, permits and licenses under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of the factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 14, 2014 available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov/edgar.shtml.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.